1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Announcement Chalco and Ivanhoe Agree to 30-day Extension for Proportional Takeover Bid for SouthGobi Resources

References are made to the announcements published by Aluminum Corporation of China Limited ("Chalco") and Ivanhoe Mines Ltd. ("Ivanhoe"), on April 2, 2012 and July 3, 2012 (Hong Kong Time), respectively. Chalco and Ivanhoe announced today they have agreed to extend by an additional 30 days the time for Chalco to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi Resources Ltd. (TSX: SGQ; HK: 1878) at C$8.48 per share. Instead of August 3, 2012, Chalco has now agreed to make a take-over bid on or before September 4, 2012, and thereafter the bid must be taken up after 36 days at the earliest if conditions are all met.

Chalco's original intended bid was announced on April 2, 2012 and a 30-day extension was announced on July 3, 2012. Ivanhoe has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares to Chalco. With the exception of the additional 30-day extension to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

The proportional offer from Chalco will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Canadian and Chinese regulatory approvals, and Chalco shareholder approval. On April 25, 2012, Ivanhoe and Chalco confirmed they will cooperate with the Government of Mongolia to ensure any requirements under the country's new strategic foreign investment legislation are satisfied. In order to do so, additional time is needed to engage with the Mongolian Government and review the terms and conditions of the transaction.

About Chalco

Chalco is headquartered in Beijing and listed in Shanghai (601600.SH), Hong Kong (2600.HK) and NYSE (ACH.US) as a diversified Aluminum and mining company. Apart from its integrated Aluminum portfolio and the dominant position in China's Aluminum industry, it has also started to penetrate other growth-oriented mining areas. The Chairman and CEO of Chalco is Mr. Xiong Weiping and Mr. Luo Jianchuan is the President.

About Ivanhoe

Ivanhoe (NYSE, NASDAQ & TSX: IVN) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company's primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan

By order of the Board	By order of the Board
Aluminum Corporation of China Limited*	Ivanhoe Mines Ltd.
Liu Qiang	Neville Henwood
Company Secretary	Corporate Secretary
Beijing, the PRC, 2 August 2012	Vancouver, Canada, 2 August 2012

As at the date of this announcement, the members of the board of directors of Chalco comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

As at the date of this announcement, the members of the board of directors of Ivanhoe comprise David Klingner, Peter Meredith, Andrew Harding, Kay Priestly, Dan Larsen, Isabelle Hudon, Peter Gillin, Jill Gardiner, Livia Mahler, Russel Robertson and Warren Goodman.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary